Exhibit 3.126
ARTICLES OF ORGANIZATION
Pursuant to Sec. 490A.303 of the Iowa Limited Liability Company Act, the undersigned limited liability company submits the following Articles of Organization and certifies the following:
1.	That the name of the limited liability company is: Allied Waste Transfer Services of Iowa, LLC
2.	The street address of the limited liability company’s initial registered office is c/o CT Corporation System, 2222 Grand Avenue, Des Moines, Iowa 50312 and the name of its initial registered agent at that office is CT Corporation System.
3.	The street address of the principal office of the limited liability company is: 15880 N Greenway-Hayden Loop, Suite 100, Scottsdale, AZ 85260
4.	The period of duration of the limited liability company is: perpetual
Dated this 18th day of April, 2005.

/s/ Jo Lynn White
Jo Lynn White
Authorized Representative

FILED
IOWA
SECRETARY OF STATE
4.19.05
10:46 AM
W423414